UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2019
Commission File Number 333-228667

Sands China Ltd.
(Translation of registrant's name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao SAR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Sands China Ltd. (the “Company”) hereby announces that it will voluntarily file a Form 15F as of the date hereof with the United States Securities and Exchange Commission (the “SEC”) to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the Company’s 4.600% Senior Notes due 2023, 5.125% Senior Notes due 2025 and 5.400% Senior Notes due 2028.
Subject to any objection from the SEC, the termination of the reporting obligations will become effective 90 days after the filing of Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be immediately suspended pursuant to the rules of the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: April 23, 2019	By:	/s/ Dylan James Williams
Name: Dylan James Williams Senior Vice President of Legal and Company Secretary